UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Pharsight Corporation

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

71721Q 10 1

(CUSIP Number)

Tony Di Bona

Alloy Ventures, Inc.

480 Cowper Street, Second Floor

Palo Alto, California  94301

(650) 687-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q 10 1	13D	Page 2 of 15

1.	NAME OF REPORTING PERSON Alloy Ventures 2000, LLC (“Alloy 2000”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, BK, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.

SOLE VOTING POWER

4,536,645 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER 0

9.

SOLE DISPOSITIVE POWER

4,536,645 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose these shares.

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,536,645 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.34%

14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 71721Q 10 1	13D	Page 3 of 15

1.	NAME OF REPORTING PERSON Alloy Ventures 2000, L.P. (“Alloy Ventures”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539231

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.

SOLE VOTING POWER

3,293,090 shares, of which 658,618 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER 0

9.

SOLE DISPOSITIVE POWER

3,293,090 shares, of which 658,618 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,090 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.88%

14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 4 of 15

1.	NAME OF REPORTING PERSON Alloy Investors 2000, L.P. (“Alloy Investors”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539235

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.

SOLE VOTING POWER

678,995 shares, of which 135,799 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER 0

9.

SOLE DISPOSITIVE POWER

678,995 shares, of which 135,799 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,995 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.48%

14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 5 of 15

1.	NAME OF REPORTING PERSON Alloy Corporate 2000, L.P. (“Alloy Corporate”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539236

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.

SOLE VOTING POWER

395,775 shares, of which 79,155 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER 0

9.

SOLE DISPOSITIVE POWER

395,775 shares, of which 79,155 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,775 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.06%

14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 6 of 15

1.	NAME OF REPORTING PERSON Alloy Partners 2000, L.P. (“Alloy Partners”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539233

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.

SOLE VOTING POWER

168,785 shares, of which 33,757 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER 0

9.

SOLE DISPOSITIVE POWER

168,785 shares, of which 33,757 shares are issuable pursuant to warrants that are exercisable within 60 days.  Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,785 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.89%

14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 71721Q 10 1	13D	Page 7 of 15

1.	NAME OF REPORTING PERSON Craig Taylor (“Taylor”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

8.

SHARED VOTING POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 4,536,645 of these shares. Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9.	SOLE DISPOSITIVE POWER 0

10.

SHARED DISPOSITIVE POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 4,536,645 of these shares.  Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,752,887 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.05%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 8 of 15

1.	NAME OF REPORTING PERSON Douglas E. Kelly (“Kelly”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 25,000 shares issuable pursuant to options that vest within 60 days.

8.

SHARED VOTING POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 4,536,645 of these shares. Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9.	SOLE DISPOSITIVE POWER 25,000 shares issuable pursuant to options that vest within 60 days.

10.

SHARED DISPOSITIVE POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 4,536,645 of these shares.  Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,777,887 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.12%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 9 of 15

1.	NAME OF REPORTING PERSON John F. Shoch (“Shoch”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

8.

SHARED VOTING POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 4,536,645 of these shares. Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9.	SOLE DISPOSITIVE POWER 0

10.

SHARED DISPOSITIVE POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”).  AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 4,536,645 of these shares.  Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,752,887 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.05%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 10 of 15

1.	NAME OF REPORTING PERSON Tony Di Bona (“Di Bona”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

8.

SHARED VOTING POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 4,536,645 of these shares.  Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

	9.	SOLE DISPOSITIVE POWER 0

10.

SHARED DISPOSITIVE POWER

7,752,887 shares, of which 998,975 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,216,242 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 3,216,242 of these shares.  Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 4,536,645 of these shares.  Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,752,887 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.05%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 11 of 15

1.	NAME OF REPORTING PERSON J. Leighton Read (“Read”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0

8.

SHARED VOTING POWER

4,536,645 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Read, a managing member of Alloy 2000, may be deemed to have shared power to vote these shares.

	9.	SOLE DISPOSITIVE POWER 0

10.

SHARED DISPOSITIVE POWER

4,536,645 shares, of which 907,329 shares are issuable pursuant to warrants that are exercisable within 60 days, 3,293,090 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 678,995 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 395,775 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 168,785 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Read, a managing member of Alloy 2000, may be deemed to have shared power to dispose of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,536,645 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.34%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 71721Q 10 1	13D	Page 12 of 15

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by Alloy Ventures 2000, LLC (“Alloy 2000”), Alloy Ventures 2000, L.P. (“Alloy Ventures”), Alloy Investors 2000, L.P. (“Alloy Investors”), Alloy Corporate 2000, L.P. (“Alloy Corporate”), Alloy Partners 2000, L.P. (“Alloy Partners”), Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”) on July 8, 2002.   Except as expressly amended below, the Schedule 13D remains in full force and effect.

Item 1.                                   Security and Issuer

The class of equity securities to which this Amendment No. 1 relates is the common stock, par value $0.001 per share (the “Common Stock”), issued by Pharsight Corporation, a Delaware corporation (“Pharsight”), which has its principal executive office at 800 West El Camino Real, Mountain View, CA 94040.

The Reporting Persons acquired the Common Stock requiring the filing of this Amendment No. 1 through the purchase of units (“Units”).  Each Unit is comprised of: (a) one share of Series A preferred stock (“Preferred Stock”) of Pharsight, which is convertible into four shares of Common Stock, and (b) one warrant to acquire Common Stock (“Warrants”), pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of June 25, 2002, between certain investors and Pharsight (the “Purchase Agreement”).  The Reporting Persons’ acquisition of the Units pursuant to the Purchase Agreement closed in two phases.  The first phase was completed on June 26, 2002, pursuant to which the Reporting Persons purchased an aggregate of 232,328 Units.  The second phase was completed on September 11, 2002, pursuant to which the Reporting Persons purchased an aggregate of 675,001 additional Units.

Item 5.                                   Interest in Securities of the Issuer

(a)                                  Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

Such shares reported by Alloy 2000 include 3,629,316 shares of Common Stock issuable upon the conversion of Preferred Stock and 907,329 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Ventures include 2,634,472 shares of Common Stock issuable upon the conversion of Preferred Stock and 658,618 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Investors include 543,196 shares of Common Stock issuable upon the conversion of Preferred Stock and 135,799 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Corporate include 316,620 shares of Common Stock issuable upon the conversion of Preferred Stock and 79,155 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reportable by Alloy Partners include 135,028 shares of Common Stock issuable upon the conversion of Preferred Stock and 33,757 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Craig Taylor, John F. Shoch and Tony Di Bona include 3,629,316 shares of Common Stock issuable upon the conversion of Preferred Stock and 998,975 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by J. Leighton Read include 3,629,316 shares of Common Stock issuable upon the conversion of Preferred Stock and 907,329 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Douglas E. Kelly include 3,629,316 shares of Common Stock issuable upon the conversion of Preferred Stock, 998,975 shares of Common Stock issuable upon the exercise of Warrants and 25,000 shares of Common Stock issuable upon the exercise of certain stock options.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)                                                          The Reporting Persons are party to an Investor Rights Agreement, dated as of September 2, 1999 (the “Investor Rights Agreement”), which provides the Reporting Persons, and certain other holders of Pharsight preferred stock (the “Holders”), with certain rights relating to the registration of the shares of Common Stock received by them upon conversion of their preferred stock (“Registerable Securities”).

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                                                                        Pursuant to the terms of the Investor Rights Agreement, if Pharsight proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securities holders (other than registrations relating to employee benefit plans or transactions under Rule 145 of the Securities Act), the Holders will be entitled to notice of the proposed registration and will be entitled to include, at Pharsight’s expense, their shares of Common Stock in the registration. In addition, the Holders of not less than 50% of the then-outstanding Registerable Securities may require Pharsight, at its expense and on not more than two occasions, to file a registration statement under the Securities Act covering their shares of Common Stock provided that anticipated aggregate proceeds of the offering are at least $2 million.  Further, the Holders may require Pharsight, at its expense, but not more than twice in any twelve month period, to register their shares on Form S-3 provided the minimum anticipated aggregate proceeds are at least $2 million.

                                                                        The rights granted pursuant to the terms of the Investor Rights Agreement terminate on the earlier of August 14, 2007, or when a Holder owns less than 1% of the Common Stock then outstanding and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. In addition, certain holders of warrants to purchase shares of Common Stock will have similar registration rights upon exercise of their warrants.

                                                                        The foregoing registration rights are subject to conditions and limitations, including the right of the underwriters that may be engaged by Pharsight or the Holders to limit the number of shares included in the registration statement, and the right of Pharsight to delay filing a registration statement if it would be seriously detrimental to Pharsight or its stockholders.  Pharsight and the Holders are subject to customary cross-indemnification obligations under the Investor Rights Agreement.    The description contained in this Item 6 of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is incorporated by reference to this Amendment No. 1 as Exhibit G hereto.

(b)                                                         Pursuant to the terms of the Purchase Agreement, the Reporting Persons are entitled to certain rights relating to the registration of their stock.  Pursuant to these rights, among others, Pharsight filed a registration statement on Form S-3 with the Securities and Exchange Commission on August 14, 2002 (the “Registration Statement”) for the resale of the shares of Common Stock (the “Shares”) held by certain stockholders of Pharsight, including the Reporting Persons (the “Investors”).

                                                                        Pursuant to the terms of the Purchase Agreement, Pharsight has agreed to use commercially reasonable efforts to cause the Registration Statement to become effective by October 9, 2002 and to make such filings as are necessary to keep the Registration Statement effective until the earlier of (A) the date that the Investors have completed the distribution related to the Shares, (B) such time that all of the Shares then held by the Investors can be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144(k) under the Securities Act, or (C) such time as all Investors shall hold less than one percent of the Common Stock then outstanding as set forth under Rule 144(e)(1) under the Securities Act.  Pharsight shall bear the registration expenses of the Registration Statement.  Pharsight and the Investors are subject to customary cross-indemnification obligations.

                                                                        Pursuant to the terms of the Purchase Agreement, Pharsight shall be entitled to suspend the effectiveness of the Registration Statement for no more than three 45-day periods per 12-month period, not to exceed 90 days in the aggregate; however, if Pharsight loses the eligibility to use Form S-3, then it may suspend the effectiveness of the Registration Statement for no more than three 60-day periods per 12-month period.

                                                                        In addition, the Purchase Agreement provides that in the event that Pharsight fails to cause the Registration Statement to be timely declared effective, or to be kept effective (other than pursuant to the permissible suspension periods), Pharsight will pay as liquidated damages the amount of 1% per month of the aggregate purchase price for the Shares then available for sale pursuant to the Registration Statement.

                                                                        The description contained in this Item 6 of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is incorporated by reference to Schedule 13D as Exhibit B thereto.

Other than as described in above, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of Pharsight, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.            Material to be Filed as Exhibits

G

Pharsight Corporation Amended and Restated Investors’ Rights Agreement, dated as of September 2, 1999, by and among Pharsight and the investors listed on Exhibit A attached thereto.  (Incorporated by reference to Exhibit 4.2 of Pharsight Corporation’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on April 17, 2000.)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2002

ALLOY VENTURES 2000, LLC

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.

By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.

/s/ Craig Taylor
CRAIG TAYLOR

/s/ Douglas E. Kelly
DOUGLAS E. KELLY

/s/ John F. Shoch
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA

/s/ J. Leighton Read
J. LEIGHTON READ

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

G

Pharsight Corporation Amended and Restated Investors’ Rights Agreement, dated as of September 2, 1999, by and among Pharsight and the investors listed on Exhibit A attached thereto.  (Incorporated by reference to Exhibit 4.2 of Pharsight Corporation’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on April 17, 2000.)